Tentative Agreement Reached Between Catalyst and CEP

For immediate release

November 20, 2008

Parksville, (BC) - The Communications, Energy, and Paperworkers Union of Canada and Catalyst Paper Corporation are pleased to announce that they have reached a tentative agreement on the renewal of the collective agreements for their pulp and paper operations in Crofton, Campbell River, and Powell River.

This new agreement which will be offered for ratification by the union locals in the coming weeks provides for the implementation of the CEP Industry Pattern Agreement as well as a commitment to complete plans which will assist Catalyst Paper in reaching its stated goal of an $80/tonne labour cost structure. These initiatives are intended to help solidify the viability of these operations for the future. The new four-year agreement will also provide a stable labour relations environment through to 2012 as the two parties deal with today’s difficult market conditions.

“We are very pleased that the two parties have reached this tentative agreement,” states Jim Britton, CEP Vice President, Western Region.  “With all the uncertainty of the current global economic crisis, it is very good news that we are close to finalizing an agreement with one of our largest employers in BC.”

“Surviving this prolonged industry downturn depends on everyone pulling together across the business and this tentative agreement is an important step forward,” said Catalyst President and CEO Richard Garneau. “It enables us to focus on cost management and the adjustments needed to address current economic and market deterioration and provide for greater certainty of business success over the long-term.”

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual capacity of 2.8 million tonnes of production. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

The Communications, Energy and Paperworkers Union of Canada represents 150,000 members from coast to coast, including 40,000 members in the pulp and paper industry.

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For further information contact:
Lyn Brown, Vice President, Corporate Relations, (604) 247-4713
Mike Fenton, CEP National Staff Representative (604) 307-9267